December 31, 2020

Via EDGAR and Federal Express

Mr. John Cannarella
Staff Accountant
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Tengasco, Inc. (the “Company”)
Registration Statement on Form S-4
Filed November 12, 2020
File No. 333-250019

Dear Mr. Cannarella:

The Company is in receipt of the comment letter dated December 9, 2020 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect to the Registration Statement on Form S-4 (File No. 333-250019), filed on November 12, 2020 (the “Registration Statement”).

This letter and Amendment No. 1 to the Registration Statement (“S-4 Amendment No. 1”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six courtesy copies of S-4 Amendment No. 1 marked to indicate changes to the Registration Statement.

For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. Terms not otherwise defined in this letter shall have the meanings set forth in S-4 Amendment No. 1. All references to page numbers in these responses are to the page numbers of the marked version of S-4 Amendment No. 1.

December 31, 2020

Responses to SEC Comments

Questions and Answers About the Merger

Q: What is required to consummate the merger?, page 7

1.	Please revise or add a new question and answer to disclose the ownership interests of the current directors and officers of Tengasco, Inc.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have added a new question and answer to disclose the ownership interests of the current directors and officers of Tengasco, Inc. on page 6.

Reasons for the Merger, page 12

2.
We note your disclosure in the fifth bullet point that the combined company expects to pay a quarterly cash dividend. Please provide context for this statement and balance this disclosure by clarifying that any determination to pay dividends will be at the discretion of the board of directors and will be dependent on a number of factors further described on page 28. We note your disclosure on page 28 that the combined company will not have a legal obligation to pay dividends at any rate or at all, and there is no guarantee that it will declare or pay quarterly cash dividends to its common stockholders.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have added disclosure to clarify that any determination to pay dividends will be at the direction of the board of directors and will be dependent on a number of other factors on page 12.

Summary Pro Forma Combined Oil, Natural Gas and NGLS Reserve and Production Data, page 27

3.
We note that the line items in the tabulations on page 27 for REP’s historical proved and proved developed natural gas reserves and natural gas production as of September 30, 2019 and the six months ended June 30, 2020 are identified as gas equivalent amounts, implying that natural gas and natural gas liquids are both reflected in the measures, i.e., using MMcfe. However, since you provide separate disclosure of the natural gas liquids reserves and the natural gas liquids production for each period, and considering the disclosures on page F-73, it appears you should revise the natural gas reserves and production line items on page 27 to indicate MMcf rather than MMcfe.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have corrected the unit measure for natural gas to MMcf on page 27.

4.
Expand your disclosures to explain whether the historical production figures shown on page 27 for the six months ended June 30, 2020 represent the actual amounts produced for the interim period, an average of amounts produced over a longer or different interval of time, or are projected amounts derived from the reserve forecasts as of December 31, 2019 for TGC and September 30, 2019 for REP.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have updated the disclosure to include historical production for the year ended September 30, 2020 on page 27.  This production reflects actual amounts produced for the period and such clarification has been made within the disclosure.

December 31, 2020

Risk factors

The combined company’s bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially, page 73

5.
Please revise your risk factor to clarify that the post-merger TGC by-laws will provide that unless TGC consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for any actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the risk factor to reference that unless TGC consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for any actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, on page 74.

The Merger

Background of the Merger, page 82

6.
We note that TGC engaged Roth Capital Partners, LLC to explore potential opportunities and during that process, TGC had ten presentations and received "multiple" proposals. Please revise to disclose when TGC engaged Roth and provide additional details regarding the multiple proposals and the reasons why TPG did not pursue the alternative proposals.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure to disclose when TGC engaged Roth and provided additional details regarding the alternative proposals and the reasons why TGC did not pursue the alternative proposals on page 84.

Opinion of Roth Capital Partners, LLC to the TGC Board of Directors, page 88

7.
We note that Roth reviewed certain "internal financial statements and other financial and operating data concerning TGC and REP, as provided by their respective representatives" in connection with rendering its opinion. We further note the disclosure on page 93 that Roth did not assess the achievability of any projections or assumptions. Please clarify the reference to projections and assumptions on page 93 and revise, as applicable, to disclose the material financial projections and assumptions provided by the respective representatives of TGC and REP to Roth in connection with rendering its opinion.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure on page 96 to clarify that Roth did not rely on any financial projections or assumptions in connection with rendering its opinion.

December 31, 2020

Material U.S. Federal Income Tax Consequences of the Merger, page 104

8.
We note your disclosure that the merger will qualify as an exchange under Section 351 of the Internal Revenue Code. As such, you further disclose that other than with respect to any cash received in lieu of any fractional interest in TGC common stock as a result of the merger, no gain or loss is expected to be recognized by the U.S. holders of TGC common stock or the U.S. holders of REP common units as a result of the merger. Please revise to provide an opinion regarding tax matters as these tax consequences appear material to an investor, and revise your disclosure accordingly. See Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19 (October 14, 2011).

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the language in the section titled “Material U.S. Federal Income Tax Consequences of the Merger” on page 106 to be consistent with the tax opinions that will be provided in a subsequent amendment to the Registration Statement, as disclosed in the Item 21. Exhibits and Financial Statement Schedules.

The Merger Agreement, page 108

9.	Revise this section to include disclosure on the treatment of REP's issued and outstanding preferred units.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we added disclosure regarding the treatment of REP’s issued and outstanding preferred units on page 110.

TGC Properties

Reserve Analyses, page 150

10.
Expand your disclosures to include a discussion of the material changes that occurred during fiscal 2019 in the net quantities of TGC’s proved undeveloped reserves for each of the items you identity, e.g. revisions, improved recovery, extensions and discoveries, conversions to proved developed reserves, sales and acquisitions. If two or more unrelated factors, including offsetting factors, are combined to arrive at the overall change for any of these items, please separately identify and quantify each individual factor so that the overall change in net reserve quantities between periods is fully reconciled.

December 31, 2020

The disclosure of revisions in the previous estimates of your proved undeveloped reserves in particular should identify the individual factors that precipitated the revisions, such as changes in commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Please refer to Item 1203(b) of Regulation S-K if you require further clarification or guidance.

This comment also applies to the explanation of the changes in TGC’s proved undeveloped reserves provided on page F-25 and to the revisions in the previous estimates of REP’s proved undeveloped reserves presented on page 162.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the relevant disclosures to reflect the material changes that occurred during fiscal year 2020 in the net quantities of REP’s proved undeveloped reserves for each item we identify on page 153 and the material changes that occurred during fiscal year 2020 in the net quantities of TGC’s proved undeveloped reserves for each item we identify on pages F-24 and F-25.

11.
Expand the disclosure relating to TGC’s proved undeveloped reserves to quantify the amount of capital expenditures, if any, incurred during fiscal 2019 to convert proved undeveloped reserves to proved developed reserves to comply with Item 1203(c) of Regulation S-K.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure to disclose that no capital expenditures were incurred during fiscal 2018 and 2019 to convert proved undeveloped reserves to proved developed reserves on page 153.

REP Business

Overview, page 153

12.
Revise the tabular presentation of REP’s reserves as of September 30, 2019 on page 154 to include the percentages of the probable and possible reserves that are developed, consistent with the figures provided on page 161.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have updated the table to reflect REP’s September 30, 2020 reserves, as well as the tabular presentation, to include the percentages of probable and possible reserves that are developed on page 156.

December 31, 2020

Internal Controls, page 159

13.
Expand the discussion of the internal controls used by REP in its reserves estimation effort to describe the qualifications of the technical person(s) primarily responsible for overseeing the preparation of the estimates of REP’s reserves to comply with Item 1202(a)(7) of Regulation S-K.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the description of the qualifications of the technical person at REP primarily responsible for overseeing the preparation of the estimates of REP’s reserves on pages 160 and 161.

Estimation of Probable and Possible Reserves, page 160

14.
Expand the discussion of the uncertainty relating to REP’s probable and possible reserves to include cautionary language clarifying that your estimates of probable and possible reserves have not been adjusted for risk due to that uncertainty, and therefore may not be comparable and should not be summed either together or with estimates of proved reserves. Please refer to Item 1202(a)(5) of Regulation S-K and the answer to our Compliance and Disclosure Interpretation Question 105.01 at the following address: https://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm, if you require further clarification or guidance.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the discussion of the uncertainty relating to REP’s probable and possible reserves in accordance with the cited guidance on pages 161 and 162.

15.
We note that your discussion of REP’s probable and possible reserves references various circumstances from the definitions of probable and possible reserves in Rules 4-10(a)(18) and (a)(17) of Regulation S-X, under which such reserves may be assigned. Expand your disclosure to clarify the extent to which one or more of the circumstances that you have identified actually applies to your estimates of probable and possible reserves.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we have expanded the disclosure to clarify the circumstances under which REP identifies and estimates the categories of probable and possible reserves on page 162.

Proved Undeveloped Reserves (PUDs), page 162

16.
The dollar amount of the estimated future development costs disclosed on page 162, relating to the development of REP’s proved undeveloped reserves at September 30, 2019, appears to be inconsistent with the comparable figure disclosed on page 53. Revise the disclosure to resolve the apparent inconsistency or tell us why a revision is not needed.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have confirmed the estimated future development costs disclosed on page 54 with that also listed on page 164, which has been updated to reflect amounts as of September 30, 2020.

December 31, 2020

Productive Wells, page 164

17.	Expand or modify the disclosure relating to REP’s productive wells to separately provide the total gross and total net productive gas wells to comply with Item 1208(a) of Regulation S-K.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that all of REP’s productive wells are oil wells and REP does not have any natural gas wells.  We have expanded the lead-in to the table with such clarification on page 167.

Related Party Transactions of Directors and Executive Officers of the Combined Company

Registration Rights Agreement, page 223

18.
Please revise your disclosure to include the number of shares which may be registrable under such agreement. Please also file the second amended and restated registration rights agreement among REP, REG, Yorktown, Boomer, Bluescape, Bobby Riley, Kevin Riley and Corey Riley as an exhibit to your registration statement.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have disclosed the number of shares registrable under the Registration Rights Agreement and have filed the second amended and restated registration rights agreement as Exhibit 4.1 to S-4 Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated and Combined Financial Statements, page 227

19.
We understand that REP has been designated as the accounting acquirer and has a fiscal year end of September 30. However, it appears that you have presented the pro forma financial statements based on a fiscal year end of December 31.

Please expand your disclosure to clarify whether the fiscal year-end of REP will be changed from September 30 to December 31, and if so, when you expect that will occur relative to the date of merger. Under these circumstances, please also clarify whether you will recast prior financial statements based on the new fiscal year or if not, how you will transition reporting to the new fiscal year.

Conversely, if you expect to retain the current fiscal year of REP, tell us how you have concluded that the pro forma financial statements should not align with the fiscal year of REP as the successor entity, if this is your view.

Response:  We respectfully acknowledge the Staff’s comment and understand that representatives of REP held a teleconference discussion with Mr. Karl Hiller, Accounting Branch Chief, on December 22, 2020 on the matter. Representatives of REP informed us that during the discussion it was concluded with Mr. Hiller that the pro forma financial statements would be more appropriate if presented from REP’s perspective, as the accounting acquirer, and not from TGC’s perspective, as the registrant. Additionally, since REP is not changing its fiscal year end subsequent to the transaction, aligning TGC’s financial information to REP’s year ended September 30, 2020 was considered more meaningful. As a result, all the pro forma financial information has been updated to reflect REP’s fiscal year (as of and for the year) ended September 30, 2020 and TGC’s financial information has been conformed to the same twelve month period. Please see the revised disclosures on pages 226 and 227. Further, additional disclosure about REP continuing to use its current fiscal year end subsequent to the transaction has also been added to the third paragraph of the Unaudited Pro Forma Condensed Consolidated and Combined Financial Statements on page 226.

December 31, 2020

Note 2. Unaudited Pro Forma Condensed Consolidated and Combined Balance Sheet, page 235

20.
We note your disclosure in the first paragraph on page 236 explaining that due to the limited trading volume of TGC stock, management believes that the most reliable measure of the fair value of the purchase consideration is based on 5% of the combined value of both companies. However, you have disclosures on pages 228 and 237 indicating that the value of the consideration will be determined based on the closing price of TGC common stock on the date of acquisition.

Please resolve these conflicting disclosures and revise if necessary to utilize the valuation methodology that will govern your accounting for the transaction in accordance with GAAP. If you expect to be utilizing an internal valuation model and not the closing price of TGC common stock at the time of consummation, provide us with further details of your rationale, cite the authoritative guidance you would be relying upon, and submit the underlying valuations that you prepared, including a discussion of all key assumptions.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we acknowledge the confusion between the two referenced disclosures. In accordance with ASC 805, the consideration exchanged in a business combination should reflect fair value at the measurement date. Due to the limited trading volume of TGC common stock prior to the transaction, we evaluated ASC 820 to determine the valuation approach and inputs used to measure fair value. The highest priority was given to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).  Following the guidance in ASC 820 as well as the hierarchy of priority and availability of data, we estimated the fair value of TGC common stock using the net asset valuation methodology at June 30, 2020. The rationale supporting the use of this methodology considered the fair value of the specific assets as of the valuation date, that primarily represented oil and gas reserves held by TGC and REP. Reserve reports prepared by petroleum engineers provided the projections associated with the reserves. Given the technical knowledge of petroleum engineers, we believe the cash flows estimated were a reliable basis for future expectations. Please refer to the response to comment 21 for the material assumptions and additional information pertaining to the overall estimated value for each entity at June 30, 2020. Further, in response to comment 27 we have updated the financial information in the S-4 Amendment No. 1 to the most current information available (September 30, 2020). Based on the current information available and sufficient increase in the trading volume of TGC common stock, we have determined the fair value of the consideration exchanged using the TGC common stock price and have updated the unaudited pro forma condensed and combined financial statements and the related notes to reflect the consideration using the stock price. Upon closing of the transaction, we will reassess the facts and circumstances present at that time and will make a final determination of the fair value methodology that will be used.

December 31, 2020

21.
With regard to your combined estimate of value for TGC and REP on page 236, which ascribes fair values of $4.2 million to TGC and $154.1 million to REP, also submit, if not provided in response to the preceding comment, the material assumptions pertaining to the oil and gas quantities of each entity, including the costs and prices utilized, development plans and schedules showing the quantities and values ascribed, presented separately for proved producing, proved undeveloped and other than proved, and reconciled to the overall estimate of value for each entity.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that as TGC has adequate share volume, we have adopted share value for the valuation and as such, the fair value of the consideration to be issued (i.e. the share price) does not rely on any other material assumptions. As mentioned in our response to Staff comment 21, we have updated the unaudited pro forma condensed and combined financial statements and related notes to reflect the consideration using the share price.

Note 4. Earnings Per Share, page 239

22.
We note disclosure on the second page of your filing stating that TGC expects to issue approximately 203 million shares of TGC common stock to REP members (including persons holding restricted REP units). However, your tabular disclosure on page 239 indicates that 200.4 million shares of stock will be issued to REP members, comprised of 2 million REP shares outstanding and 198.4 million post-share consolidation shares. Please reconcile this difference in the number of shares to be issued to REP members.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that the disclosure on page 2 is based on a total of 2,076 REP common units considered outstanding on a fully diluted basis as of October 20, 2020.  The tabular disclosure on pages 235 and 236 is based on REP common units considered outstanding on a fully diluted basis as of September 30, 2020 (2,038 common units), and thus result in a smaller number of shares being issued to REP members using the Exchange Ratio. We have added a disclosure to the bottom of the table on pages 235 and 236 to clarify this difference.

Notes to Unaudited Pro Forma Condensed Consolidated and Combined Financial Statements Note 5-Supplemental Pro Forma Oil and Gas Information, page 239

23.
Expand your disclosure of the pro forma net proved developed and undeveloped reserves, the pro forma standardized measure of discounted future net cash flows, and the changes therein to identify any differences in the assumptions underlying the reserve and cash flow estimates based on using two different dates in preparing the estimates, and given that your presentation indicates a change relative to the fiscal reporting period of REP, the effects that would arise from updating the REP assumptions to December 31, 2019, and any material effects that subsequent events would have on the aggregated pro forma figure.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that the response to comment 19 is informative in the response to this comment, and that the pro forma presentation does not indicate a change in the fiscal reporting period of REP and thus preparing the estimates using assumptions at December 31, 2019 is not necessary.

December 31, 2020

Principal Equityholders of REP, pages 286 and 287

24.	Please clarify footnote 2 to identify the natural person(s) who have voting or investment control with respect to the shares held by Riley Exploration Group, Inc.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised footnote 2 to identify the natural person(s) who have voting or investment control with respect to the shares held by Riley Exploration Group, Inc. on pages 286 and 287.

25.
We note your disclosure here and on page 291 regarding Riley Exploration Group, Yorktown Energy Partners XI, L.P., Bluescape Riley Exploration Acquisition, LLC and Bluescape Riley Exploration Holdings LLC. Please provide analysis explaining whether the combined entity will be deemed a “controlled company” as defined by the NYSE and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that because the combined company will not be a company in which over 50% of the voting power is held by an individual, a group or another company, we do not believe the combined company would qualify as a “controlled company” for purposes of the NYSE American Company Guide.  As a result, we do not anticipate relying on exemptions as a controlled company.

Other Matters

Glossary of Oil and Gas Terms, page 295

26.	Modify your definition of an exploratory well as necessary to reconcile or resolve the inconsistencies with the definition of exploratory well in Rule 4-10(a)(13) of Regulation S-X.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the definition on page 292.

December 31, 2020

Index to Financial Statements F-1, page F-1

27.
Please address the requirements to update the historical and pro forma financial statements in your filing, for both Tengasco Inc, and Riley Exploration – Permian, LLC, to comply with Rules 8-08 and 8-05 of Regulation S-X. If financial statements for the fiscal year ended September 30, 2020 of Riley Exploration – Permian, LLC are not provided in your next amendment, tell us the date that you expect these financial statements would be provided, and if you envision any delay in obtaining an audit, the date these would be provided on an audited basis.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the unaudited pro forma condensed consolidated and combined financial statements on page 226 as well as added the financial statements for TGC for the nine months ended September 30, 2020 beginning on page F-27 and for REP for the fiscal year ended September 30, 2020 for REP beginning on page F-43.

Riley Exploration-Permian LLC

Notes to the Consolidated Financial Statements

Note 17-Supplemental Oil and Gas Information (Unaudited)

Oil, Natural Gas and NGL Quantities, page F-73

28.
Expand the tabular disclosure on page F-73 to include REP’s proved developed and proved undeveloped reserves for each product type at the beginning of the initial period in the reserves reconciliation, i.e., as of September 30, 2016, to comply with FASB ASC 932-235-50-4.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have expanded the disclosure to begin with 2017 as an initial period of presentation.   We did not include the same for 2016 as the June 30, 2020 interim financial statements were removed and we have now presented the full year fiscal year ended September 30, 2020.

29.
Expand the disclosure of the prices used to estimate REP’s proved reserves as of September 30, 2019 to explain the reason for the negative natural gas and natural gas liquids prices to comply with FASB ASC 932-235-50-10.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that the negative natural gas and natural gas liquids prices REP shows include the gathering, processing and transportation fees, and the actual commodity price is not negative.  Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period October 2019 through September 2020. For oil and NGL volumes, the average West Texas Intermediate (WTI) spot price of $43.63 per barrel is adjusted for quality, transportation fees, and market differentials. The fees associated with the transportation contract are included as a deduction to oil revenue.  For gas volumes, the average Henry Hub spot price of $1.967 per MMBTU is adjusted for energy content, transportation fees, and market differentials.  As a reference, the average NYMEX WTI and NYMEX Henry Hub prices for the same period were $43.40 per barrel and $2.020 per MMBTU, respectively.  We have revised the disclosure on pages F-72 and F-73 to clarify this point.

December 31, 2020

30.
If the prices used to estimate REP’s natural gas and natural gas liquids reserves as of September 30, 2019 were actually negative, expand your disclosure to explain why you consider such reserves to be economically producible and appropriately designated as proved reserves, considering the definitions in Rules 4-10(a)(10) and (a)(22) of Regulation S-X.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that the response to Comment 29 above provides information on the prices used in the reserve disclosures. Since the actual pricing is not negative (excluding fees and differentials) and each of REP's wells overall have positive cash flows, the reserves are economically producible and are appropriately considered as proved reserves. We have revised the disclosure on page F-73 to clarify this point.

31.
We note that your discussion of revisions in previous estimates of REP’s total proved reserves identifies a single factor, i.e., better well performance, for each period presented. Please revise as necessary to ensure that your discussion separately identifies and quantifies all material factors reflected in the revisions, such as changes in commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan, to comply with FASB ASC 932-235-50-5.

This comment also applies to the reconciliation of the significant changes in the net quantities of TGC’s total proved reserves for each line item shown in the reconciliation, other than production, and for each period presented on page F-24.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we have updated the disclosure to include the changes as of September 30, 2020, as well as expanding the discussion in the previous estimates of REP’s total proved reserves to include all factors for each period presented, separately identifying and quantifying all material factors to comply with FASB ASC 932-235-50-5.

32.
We note that the change in REP’s total net quantities of proved reserves attributed to extensions and discoveries shown on page F-73 is significantly greater than the corresponding change in the net quantities of proved undeveloped reserves shown on page 162, i.e., there is a difference of 3,834 MBoe or 20% comparing the 19,579 MBoe change attributed to total proved reserves, and the 15,745 MBoe change attributed to proved undeveloped reserves for the year ended September 30, 2019. Expand your discussion of the changes in REP’s total proved reserves attributed to extensions and discoveries to explain the reason(s) for this difference to comply with FASB ASC 932-235-50-5. This comment also applies to any similar differences, if significant, for the years ended September 30, 2018 and 2017.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we have updated the disclosure to include the changes as of September 30, 2020, as well as expanding the discussion of the changes in REP’s total proved reserves attributed to extensions and discoveries to explain the reasons to comply with FASB ASC 932-235-50-5.

December 31, 2020

Exhibits

33.
We note that Riley Exploration – Permian, LLC (REP) has a revolving credit facility of up to $500 million and that as of October 30, 2020, REP had $101.0 million of outstanding borrowings and an additional $31.5 million available under its revolving credit facility. We further note that REP and its lenders amended REP’s existing credit facility to, among other things, extend the maturity date of REP’s revolving credit facility for an additional two years to September 28, 2023. Please file the agreement as an exhibit to your registration statement or tell us why you believe it is not required to be filed under Item 601(b)(10) of Regulation S-K.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have filed REP’s credit agreement and all amendments thereto as Exhibits 10.1 through 10.8 to S-4 Amendment No. 1.

34.	Please file copies of your employment or compensation agreements with Michael J. Rugen, Bobby D. Riley and Kevin Riley as exhibits. Refer to Item 601(b)(10)(iii)(A).

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that we have filed the employment agreements and all amendments thereto with Michael J. Rugen, Bobby D. Riley and Kevin Riley as Exhibits 10.9 through 10.12 to S-4 Amendment No. 1.

December 31, 2020

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at 720-420-4460.

Sincerely,

/s/ Michael J. Rugen

Michael J. Rugen
Chief Executive Officer and Chief Financial Officer

cc:          Kristin Lentz, Davis Graham & Stubbs LLP

Enclosure